May 21, 2014

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn:  Larry Spirgel, Assistant Director

Re:  Symbid Corp.

Amendment No. 3 to Current Report on Form 8-K

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013

Filed May 7, 2014

File No. 333-177500

Dear Mr. Spirgel:

On behalf of our client, Symbid Corp. (the “Company”), we are submitting this letter in response to your comments in the letter from you to Mr. Philip Cooke, Chief Financial Officer of the Company, dated May 15, 2014 (the “Letter”).  The Company concurrently is filing Amendment No. 4 (the “Form 8-K Amendment”) to its Current Report on Form 8-K originally filed with the Commission on December 12, 2013, which incorporates the revisions discussed below.  The Company is also filing Amendment No. 2 (the “Form 10-K Amendment”) to its Annual Report on Form 10-K originally filed with the Commission on April 14, 2014.

For your convenience, we have listed below in bold your comments from the Letter, together with responses by us on behalf of the Company.  Please note that, unless otherwise indicated, the responses are based on information provided to us by the Company.  In addition, we are enclosing with the copy of this letter being sent to you by email black lined copies of the Form 8-K Amendment and the Form 10-K Amendment marked against the previous filings of each document.

How the Symbid Equity Crowdfunding Platform Works, page 12

1.

We note your revised disclosure in response to comment 6.  You disclose on page 13 that, once the target funding is reached, all investors and the entrepreneur being funded are gathered into a Dutch limited liability cooperative whose directors are elected by its members.  That cooperative then buys, with the target funding, a predetermined number of shares in the equity capital of the entrepreneur’s existing or newly established legal entity.  You disclose that the voting interests that the cooperative has in the entrepreneur’s company are exercised by the cooperative’s board of directors, who are elected by the cooperative’s members.  Please disclose how the cooperative’s board of directors is elected and whether the entrepreneur and each investor hold the same membership interests and are entitled to one vote each.

Response:  In response to the Staff’s comment, the Company has added additional disclosure surrounding the Cooperative’s Board of Directors and membership interests held by the entrepreneur and members of the Cooperative.

2.

Furthermore, please clarify how the transferability of the cooperative memberships is limited.  For example, discuss whether the memberships may only be transferred to other cooperative members or redeemed by the cooperative.  Compare this to the ability of a direct equity investor to transfer and sell securities it holds in the entrepreneur’s company.

Response:  In response to the Staff’s comment, the Company has added additional disclosure comparing the rights of a direct equity investor and a member of the cooperative.

Affiliate Program, page 16

3.

We note the disclosure you added in response to comment 8 regarding your affiliate program.  The first sentence in this section on page 16 states that any potential user can refer traffic to the Symbid platform and receive a revenue share on all fees generated by these referred users.  The remaining disclosure then discusses revenue sharing between the affiliate and Symbid through the affiliate’s use of the Symbid platform.  Then, on page 22, you state that the fees generated by referred users are shared with the affiliate who referred the users.  Please clarify whether the revenue sharing relates to the referred user’s use of the Symbid platform or the affiliate’s use of the Symbid platform.  Also clarify who is an affiliate.  For example, is an affiliate someone who (1) simply refers others, or (2) refers others but also must use the Symbid platform in order receive a revenue share?

Response:  In response to the Staff’s comment, the Company has added additional disclosure surrounding the affiliate program

4.

In the last paragraph on page 17, you disclose that you generate revenues through the affiliate program.  Please explain how you generate revenues through the affiliate program since it appears, instead, that you share revenues with affiliates through this program.

Response:  In response to the Staff’s comment, the Company has adjusted disclosures to clarify the recognition of Symbid’s share of revenues associated with the affiliate program.

The Symbid Business Model, page 18

Matchmaking related revenues

5.

We note your response to our prior comment 10.  As previously requested, please add the disclosure here regarding the 3% administrative fee you receive for investment funds deposited by potential investors into an electronic wallet.

Response:  In response to the Staff’s comment, the Company notes that the 3% of investment funds deposited into the electronic wallet noted on page 13 includes VAT, whereas the disclosure on page 18 excludes VAT. The Company has updated its disclosures to clarify that admistrative fees of 2.5% are charged to investors excluding VAT.

6.

Please disclose who pays transaction fees and who pays success fees to the company.

Response:  In response to the Staff’s comment, the Company has disclosed the parties that pay the transaction and success fees.

The proposed acquisitions of Gambitious B.V. and Equidam Holding B.V., page 23

7.

We note your response to comment 12 in our prior letter dated April 23, 2014.  Please revise to clarify the business reasons for selling a large percentage of the company’s interests in Gambitious B.V. to insiders for de minimis amounts.

Response:  In response to the Staff’s comment, the Company has expanded disclosure related to its sale of the additional interests in Gambitious B.V.

8.

We note that you are currently reconsidering your initial plans to acquire Gambitious B.V.  Please disclose this throughout your report where you discuss your proposed acquisition of Gambitious B.V.

Response: In response to the staff’s comments, the Company has added additional disclosure throughout the report where it discusses its proposed acquisition of Gambitious B.V.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013

General

9.

Please revise your future periodic reports to comply with the comments above, as appropriate, and confirm your intention to do so.

Response:  In response to the Staff’s comment, the Company hereby confirms that it will revise future reports to comply with the comments above.

If you have any questions with respect to this letter, please contact me at 212-400-6900.  Thank you for your consideration.

Very truly yours,

/s/ Paul C. Levites

Paul C. Levites, Esq.

cc:

Gregory Dundas, Attorney-Advisor

Kathleen Krebs, Special Counsel

Division of Corporate Finance

Securities and Exchange Commission

Korstiaan Zandvliet, Chief Executive Officer

Philip Cooke, Chief Financial Officer

Symbid Corp.

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